                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D


                       Under the Securities Act of 1933
                              (Amendment No. 7)*

                                  ADVO, Inc.
        -----------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
        -----------------------------------------------------------
                        (Title of Class of Securities)


                                  007585 10 2
                   --------------------------------------
                                (CUSIP Number)


         David M. Stigler, ADVO, Inc., One Univac Lane, P.O. Box 755,
         ------------------------------------------------------------
                Windsor, Connecticut 06095-0755 (860) 285-6120
                ----------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 4, 1998
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13 D

CUSIP NO. 007585 10 2                                             Page 2 of 6


1     Name of Reporting Person S.S. or I.R.S. Identification No. Of Above
         Person
      ROBERT KAMERSCHEN

2     Check the appropriate Box if a Member of a Group.*                (a) [_]
                                                                        (b) [x]

3     SEC Use Only

4     Source of Funds *
      PF

5     Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)   [_]

6     Citizenship or Place of Organization
      UNITED STATES OF AMERICA


Number of           7      Sole Voting Power
Shares                     1,122,789
Beneficially
Owned By Each       8      Shared Voting Power
Reporting                  -0-
Person
With                9      Sole Dispositive Power
                           1,499,740

                    10     Shared Dispositive Power
                           -0-


11   Aggregate amount beneficially owned by each reporting person
     1,517,240

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * [_]
     N/A

13   Percent of Class Represented by Amount in Row (11)
     6.6%

14   Type of Reporting Person *
     IN




* SEE INSTRUCTIONS BEFORE FILLING OUT !
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                                                                   Page 3 of 6


                 Amendment No. 7 to Statement on Schedule 13D

          Robert Kamerschen (the "reporting person") hereby amends in part and supplements his Statement on Schedule 13D dated November 14, 1990 (the "Schedule 13D"), as amended by Amendment No. 1 thereto, dated September 15, 1991, Amendment No. 2 thereto, dated November 30, 1993, Amendment No. 3 thereto, dated February 4, 1994, Amendment No. 4 thereto, dated February 22, 1994, Amendment No. 5 thereto, dated December 7, 1994 and Amendment No. 6, dated February 28, 1997 with respect to the common stock, par value $.01 per share ( the "Common Stock") of ADVO, Inc. ( the "Company"). The reporting person is filing this Amendment No. 7 because the percentage of his beneficial ownership of the Common Stock has changed as a result of the (i) vesting of 434,463 shares of Common Stock pursuant to options which became exercisable on February 3, 1998, (ii) awards totaling 35,000 of restricted shares of Common Stock under the Company's 1986 Restricted Stock Plan, as amended (the "Restricted Stock Plan"), (iii) exercising certain options to purchase shares of Common Stock and related transactions, all of which as detailed below in Item 3(a), and (iv) the repurchase by the Company of 1,936,098 shares of Common Stock.

Item 3 - Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

          (a) The following transactions have occurred increasing the reporting person's beneficial ownership:

              (i) Options for 434,463 shares of Common Stock which were granted to the reporting person under the Company's 1988 Non-qualified Stock Option Plan and the 1993 Stock Option Subplan, as amended (the "Stock Option Plan"), vested on February 3, 1998, at an exercise price of $12.875 per share. Of the total options, options for 52,512 shares were exercised on February 4, 1998 (see 3(a)(iv) below) and options for 381,951 shares expire on November 14, 1998.

               (ii) Under the Restricted Stock Plan, the reporting person was awarded 17,500 restricted shares of Common Stock on December 27, 1997, in consideration of the reporting person's payment of the par value of $.01 for each such restricted share and as part of an incentive plan for the reporting person. These shares vested immediately and the Company repurchased 8,038 shares of such stock from the reporting person at the open market price of $19.5625 to pay withholding taxes due from the reporting person.

               (iii) Under the Restricted Stock Plan, the reporting person was awarded 17,500 restricted shares of Common Stock on January 22, 1998, in consideration of the reporting person's payment of the par value of $.01 for each such restricted share and as part of an incentive plan for the reporting person.

               (iv) Under the Company's Stock Option Plan, the reporting person exercised his options to purchase 24,000 shares, 33,938 shares, 6,250 shares, 52,512 shares and 14,250 shares of Common Stock on February 4, 1998 in consideration of the reporting person's payment of exercise prices of $8.00, $8.625, $12.00, $12.875 and $14.125, respectively, for each share of Common Stock. The exercise price for each option was paid by the withholding by the Company of 8,533 shares, 13,009 shares, 3,333 shares, 30,046 shares and 8,945 shares, respectively, otherwise issuable upon exercise of the options. Shares withheld by the Company upon exercise were valued at the market price of $22.50. The Company also withheld (at $22.50 per share) from the reporting person an additional 5,252 shares, 7,107 shares, 991 shares, 7,629 shares and 1,801 shares, respectively, upon the exercise of such options to pay certain tax obligations of the reporting person resulting from the exercise of the options. For these shares withheld to pay the option price and tax requirements, the reporting person received new options (called reload options) which are not exercisable within 60 days and are not required to be reported herein. As a result of such exercise and withholding, the reporting person received 10,215 shares, 13,822 shares, 1,926 shares, 14,837 shares and 3,504 shares, respectively.

           (b) The following transaction is to occur within the next 60 days:

          Options for 12,500 shares of Common Stock that were granted to the reporting person under the Stock Option Plan will become exercisable on March 12, 1998 pursuant to the terms of such plan at an exercise price of $12.00 per share.


Item 4 - Purpose of Transaction.
--------------------------------

          The reporting person is holding the shares of Common Stock he beneficially owns for purposes of investment. He has no current intention to exercise any of the options he owns which are presently exercisable or exercisable within 60 days, but may do so in the future.


Item 5 - Interest in Securities of the Issuer.
----------------------------------------------

         (a) The reporting person beneficially owns as of the date hereof 1,517,240 shares of Common Stock, or 6.6% of the 22,835,829 shares of Common Stock that would be outstanding if the reporting person were to exercise his remaining vested options and options which are to vest within the next 60 days for 394,451 shares of Common Stock based on the 22,441,378 shares of Common Stock outstanding as of January 24, 1998. The reporting person's beneficial share ownership has increased as a result of the transactions detailed above in item 3(a) as well as the repurchase by the Company of 1,936,098 shares of Common Stock from Warburg, Pincus Capital Partners L.P. in connection with the increased authorization of the Company's buyback program announced on September 29, 1997. The effect of the transactions outlined in item 3(a) on the reporting person's percentage beneficial ownership of the Common Stock would have resulted in a smaller percentage increase had not the Company engaged in such a repurchase.

         (b) The reporting person has sole power to dispose of or direct the disposition of 1,499,740 shares of Common Stock and has sole power to vote or direct the voting of 1,122,789 shares of Common Stock.

         (c) The following transactions occurred during the past 60 days:


     Reporting Person     Transaction      Number of    Price per      How Effected
     ----------------     Date             Shares       Share          ------------
                          ----             ------       -----
     Robert Kamerschen    12/29/97         17,500       $19.5625       Restricted stock granted and vested under the
                                                                       Restricted Stock Plan.

     Robert Kamerschen    12/29/97          8,038       $19.5625       Shares withheld to pay taxes on restricted
                                                                       stock vesting.

     Robert Kamerschen     1/16/98         14,250       $14.125        Options granted under the Stock Option Plan
                                                                       Plan vested.

     Robert Kamerschen     1/22/98         17,500       $20.8125       Restricted stock granted under the Restricted
                                                                       Stock Plan.

     Robert Kamerschen     1/24/98         12,000       $8.000         Options granted under the Stock Option
                                                                       Plan vested.

                                                                                                               Page 5 of 6

     Reporting Person          Transaction      Number of      Price per      How Effected
     ----------------          Date             Shares         Share          ------------
                               ----             ------         -----
     Robert Kamerschen         2/3/98           434,463        $12.875        Options granted under the Stock Option
                                                                              Plan vested.

     Robert Kamerschen         2/4/98            13,576         $8.625        Options granted under the Stock Option
                                                                              Plan vested.

     Robert Kamerschen         2/4/98            24,000 *       $8.000        Options exercised under the Stock Option Plan.


     Robert Kamerschen         2/4/98            33,938 *       $8.625        Options exercised under the Stock Option Plan.


     Robert Kamerschen         2/4/98             6,250 *      $12.000        Options exercised under the Stock Option Plan.


     Robert Kamerschen         2/4/98            52,512 *      $12.875        Options exercised under the Stock Option Plan.


     Robert Kamerschen         2/4/98            14,250 *      $14.125        Options exercised under the Stock Option Plan.


   * Shares were withheld by the Company to pay for the option price and tax requirements for these exercises. These transactions are detailed above in item 3(a)(iv). In total the reporting person received 44,304 shares of Common Stock as a result of the exercises and shares withheld.


         d)   Not applicable.

         e)   Not applicable

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   DATE:   March 3, 1998

                                                  /s/ ROBERT KAMERSCHEN
                                                  -------------------------
                                                   Robert Kamerschen